Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Successor	Predecessor
(In Millions)	Period from February 1 to June 30,	Period from January 1 to January 31,	Six Months Ended June 30,
Earnings (losses):	2006	2006	2005

Earnings (loss) before income taxes & adjustments for minority interest and equity
earnings/(losses) in affiliates	$(100)	$22,620	$ (2,486)

Add (deduct):
Fixed charges, from below	495	64	374
Distributed earnings of affiliates	3	-	-
Amortization of capitalized interest	-	1	7
Interest capitalized	(7)	-	5
Earnings (loss) as adjusted	$ 391	$22,685	$ (2,100)

Fixed charges:

Interest expense, including capitalized amounts
and amortization of debt costs	$ 346	$ 42	$ 231
Portion of rental expense representative
of the interest factor	149	22	143
Fixed charges	$ 495	$ 64	$ 374

Ratio of earnings to fixed charges	(a)	354.45	(a)

______________
(a) Earnings were inadequate to cover fixed charges by $104 million and $2.5 billion for the period of February 1 to June 30, 2006 and for the first six months of 2005, respectively.